SPARX Funds Trust
N-SAR B

Exhibit 77-C

Results of the Shareholder Meeting

A special meeting of the shareholders of the Funds was held on August 19, 2005.

The matters voted on by the shareholders of record as of July 22, 2005 and results of the vote at the shareholder meeting held on August 19, 2005 were as follows:

With respect to the proposal to approve the Sub-Advisory Agreement:


				   For		    Against		Abstain
			 	 539,638 		- 		    -